April 28, 2006

Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commissions
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

RE: SEC Comment Letter Dated April 25, 2006

Dear Ms. Collins:

This letter responds to the comments included in your letter dated April 25, 2006, regarding Novell, Inc.'s Form 10-K for the fiscal year ended October 31, 2005 and the Forms 8-K filed December 1, 2005 and March 2, 2006.

Form 10-K For the Fiscal Year Ended October 31, 2005

Consolidated Statements of Operations, page 51

1.

We note the Company recorded a gain on settlement of potential litigation of approximately $448 million as a credit to operating expenses. Tell us the basis for recording litigation settlement within operating expenses. Further explain the basis for recording the settlement all in one year (i.e. are there any contingencies or future performance required by the Company relating to this settlement).

Novell Response

The $448 million, net of legal fees, that we received from Microsoft as a settlement of potential litigation represents compensation for past revenues and operating profits we lost due to Microsoft's historical business practices, which adversely impacted the sales of our NetWare operating system. The settlement covered all periods prior to November 8, 2004.

We classified the settlement within operating expenses consistent with APB 30, par. 26 and Reg. S-X 5-03.6. Litigation gains and losses are not included in the definition of non-operating expenses as defined by Reg. S-X 5-03.7. We also applied, by analogy, SAB Topic 5-P question 2, which questioned whether or not a restructuring item could be classified as non-operating expense. The Staff's response to the question was “charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material.” Since the cost of litigation with competitors is typically an operating expense and the prior period lost revenues and related profits which the legal settlement represents would also have been classified in operating income, we believe classifying the Microsoft settlement within operating expenses is appropriate.

We recorded the settlement all in one year due to the fact that the settlement represented compensation for lost revenues and profits prior to November 8, 2004. The settlement also did not involve any contingencies or obligations requiring Novell to perform in the future nor did it involve any license or technology transfer agreements.

If you have any further comments or would like to discuss any of the responses above, please contact us at your convenience.

Sincerely yours,

By /s/ Joseph S. Tibbetts, Jr.
Joseph S. Tibbetts, Jr.
Senior Vice President and Chief Financial Officer
Novell, Inc.
781-464-8168